UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 25, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SUMMARY

1.	Message from Management	1
2.	Shareholders’ Meeting date, time, agenda and local	2
3.	Information on the matters to be resolved	3
4.	General Information	9
5.	Participation Guidelines	10
6.	Links of Interest	12

1. Message from Management

Dear Shareholder,

TIM S.A. ("Company" or "TIM") reinforces its commitment to the best corporate governance practices, ethics, and professionalism of its management and works to offer direct, clear and objective communication with its shareholders and the market in general.

The performance of the Company and its managers is guided by the principles of transparency, integrity, ethics and corporate responsibility, which guide the conduct of business, the relationship with stakeholders and the disclosure of reliable and timely information to the market, in compliance with the guidelines of the Company's Code of Ethics and Conduct.

We highlight that TIM is the longest-serving company in the telecommunications sector listed in the special segment of B3's Novo Mercado, recognized as the highest standard of corporate governance.

Among the practices adopted by the Company, the exclusive trading of common shares with voting rights, the maintenance of a Fiscal Council in permanent operation and a Statutory Audit Committee, in addition to other advisory committees, as well as the granting of 100% Tag Along to shareholders, stand out.

The effective participation of shareholders in this Meeting is an opportunity to discuss and vote on matters brought to deliberation, in view of the information disclosed for conscious decision-making.

In this sense, in order to facilitate and encourage the participation of its shareholders and reinforcing the commitment to foster the best corporate governance practices, the Company will adopt the remote voting system established by CVM Resolution No. 81/2022, as amended. The guidelines for voting by means of the remote voting ballot are detailed throughout this document.

The purpose of this Manual is to present, in a clear and precise manner, all information related to the Company's Annual and Extraordinary General Meeting, with details of the proposals to be analyzed and instructions for the participation of shareholders in said Meeting.

Thus, we are pleased to invite you to participate in the Annual and Extraordinary General Meeting of TIM S.A., which will be held on March 31, 2026, at 2:30 p.m., at Avenida João Cabral de Melo Neto, 850, Torre Sul, 13th floor, Barra da Tijuca, in the city and state of Rio de Janeiro.

Cordially,

The Administration

2. Shareholders’ Meeting date, time, agenda and place

Date and Time

The Annual and Extraordinary General Meeting will be held on March 31, 2026, at 2:30 pm.

Interested parties are recommended to present themselves at the site 30 (thirty) minutes before the indicated time.

Agenda

2:00 p.m.:	Shareholders’ access will be granted and attendants accredited
2:30 p.m.:	Beginning of the Shareholders’ Meeting
4:30 p.m.:	Forecast for the Shareholders’ Meeting closure*

* Estimated closure time based upon the historical times of previous Meetings, subject to changes.

Local

TIM S.A. - Avenida João Cabral de Mello Neto, nº 850 South Tower, 13th floor, Barra da Tijuca, Rio de Janeiro (RJ).

Access to the meeting will be through the Company's social entrance.

3. Information on the matters subject to deliberation

On Annual Shareholders’ Meeting:

(1) To resolve on the management report and the Company's financial statements, for the year ended December 31, 2025;

In compliance with the CIRCULAR/ANNUAL LETTER-2024- CVM/SEP, and the determinations of CVM Resolution No. 81/2022, TIM S.A. informs that the Opinion of the Fiscal Council, filed in the category "Management Meeting", type "Fiscal Council", type "Minutes", subject "Opinion on the Financial Statements", is available on the website of the Brazilian Securities and Exchange Commission – CVM.

In addition, the Financial Statements, the Independent Auditors' Opinion and the DFP Form, related to the 2025 fiscal year, are available on the website of the Brazilian Securities and Exchange Commission (CVM), and on the Company's Investor Relations website, at the following electronic addresses:

www.cvm.gov.br

www.sec.gov

ri.tim.com.br/

(2) To resolve on the management's proposal for the allocation of the results for the year 2025 and the distribution of dividends of the Company;

The net income recorded by the Company in the 2025 fiscal year was R$ 4,311,984,064.94 (four billion, three hundred and eleven million, nine hundred and eighty-four thousand, sixty-four reais and ninety-four cents).

The Administration proposes its allocation as follows:

Total dividends and interest on equity (gross): % Net income for the year distributed:	R$ 4,000,000,000.00 92,76%

(3) To ratify the appointment of a member of the Company's Board of Directors, previously held at the meetings of the Board of Directors held on November 3, 2025 and February 25, 2026;

The Company's Management proposes the ratification of the appointment of the member of the Board of Directors below:

Candidate	Independence	Appointment
Denísio Augusto Liberato Delfino	Yes	03/11/2025
Camillo Greco	No	25/02/2026

(4) To resolve on the composition of the Company's Fiscal Council;

The Company's Management proposes the composition of the Fiscal Council with three (3) sitting members and three (3) alternate members.

(5) Electing the effective and alternate members of the Company's Fiscal Council; and

The Management indicates the single group of candidates bellow to compose the Fiscal Council with mandate until the Annual Shareholders’ Meeting which approve the Financial Statements of the fiscal year ended in December 31st, 2026:

Candidate	Effective/Alternate	Independence	Elected by the Controller
Ana Gati	Effective	Independent	Yes
Carlos Eduardo Nascimento	Alternate	Independent	Yes
Gustavo Raldi Tancini	Alternate	Independent	Yes
Heloisa Bedicks	Effective	Independent	Yes
Isaac Berensztejn	Alternate	Independent	Yes
Walmir Kesseli	Effective	Independent	Yes

Pursuant to article 161, paragraph 4, of Law No. 6,404/76, if shareholders who meet the legal requirements for the exercise of separate voting in the election of members of the Fiscal Council are present at the Meeting, such right will be ensured, with the holding of a specific vote, if applicable.

(6) To resolve on the proposal for the remuneration of the Company's management, members of the Committees and members of the Fiscal Council, for the year 2026.

The Company's Management proposes to set the compensation of the managers, to be paid during the fiscal year of 2026, in the amounts* presented below:

Organ	Value:
Board of Directors	R$ 4,860,000.00
Fiscal Council	R$ 702,000.00
Statutory Board of Directors	R$ 47,498,000.00
Committees	R$ 3,024,000.00

*Values exclude charges arising from social security contributions (INSS).

On Extraordinary Shareholders’ Meeting:

(1) To resolve the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 19th amendment to this agreement, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand:

The Company's Management proposes the approval of the 19th Amendment to the Cooperation and Support Agreement with Telecom Italia S.p.A., which has as its main benefits the following aspects:

▪	Support to align the approach to compliance adopted at the level of the TIM Group, through the strengthening of governance and the culture of compliance, the transfer of methodologies, tools and best practices, including the development of compliance;
▪	International regulatory support via the Cullen database, with continuous monitoring of regulatory and competition issues in telecom, including 5G, consumer and infrastructure sharing.
▪	Support to TIM in Brazil on issues related to Ultra Broadband networks, with regard to the technologies implemented and creation of services;
▪	Platform with Fast Recovery solution for critical applications and an ERV (Electronic Remote Vaulting) solution to manage database copies in remote data centers or in the cloud, ensuring extremely fast recovery times;
▪	Support from TIM Brasil in the development of the wholesale roaming business;
▪	Support to systems for provisioning mobile services, for network solutions and creating services for fixed broadband products.
▪	Development and maintenance of test automation for the postpaid environment;
▪	Use of SCTR, a system developed by TIM Italia for interconnection.

(2) To resolve on the amendment and consolidation of the Company's Bylaws.

The Company's Management proposes to amend Article 5, caput, of the Company's Bylaws to reflect the new value of its capital stock as a result of the cancellation of shares approved by its Board of Directors on December 16, 2025, according to the Material Fact disclosed on the same date.

4. General Information

Annual Shareholders’ Meetting

Pursuant to Section 132 of Law No. 6,404/1976 (“Corporate Law”), stock companies must hold a General Shareholders' Meeting annually within a period of four months after the end of the fiscal year. The fiscal year of TIM S.A. starts on January 1 and ends on December 31 of each year. Thus, annually, the Company must hold the Annual Shareholders' Meeting by April 30.

Installation Quorum

As provided for in Article 125 of the Brazilian Corporation Law, for the installation of the Annual General Meeting and the Extraordinary General Meeting, the presence of shareholders representing at least 1/4 (one quarter) of the Company's capital stock will be required, on first call.

If this quorum is not reached, the Company will publish a new Call Notice announcing the new date for the holding of the Shareholders' Meeting on second call, which may be installed with the presence of any number of shareholders. The participation of shareholders may be in person, by a duly constituted attorney-in-fact or by sending a remote voting ballot, pursuant to CVM Resolution No. 81/2022.

Support Material

All documents and information relevant to the matters to be examined and resolved at the Annual and Extraordinary Shareholders' Meeting are available to the Shareholders at the Company's headquarters, as well as at the following electronic addresses: https://ri.tim.com.br/, www.cvm.gov.br, www.b3.com.br and www.sec.gov.

5. Participation Guidelines

The Shareholder's participation may be in person or by a duly constituted attorney-in-fact, as provided for in Article 126 of the Brazilian Corporation Law and in paragraphs 1 and 2 of Article 12 of the Company's Bylaws, as well as via remote voting ballot, with the guidelines detailed below:

I.	Face-to-face: The Shareholder who chooses to participate in person must express his intention by sending, by e-mail to ri@timbrasil.com.br, a copy of the document proving his identity (identity card and CPF), within two (2) business days before the Meeting;

II.	By representation: The Shareholder to be represented at the Shareholders' Meeting must send, by e-mail to ri@timbrasil.com.br, within two (2) business days prior to its holding the respective supporting documentation:

Individual:

(i)	Power of attorney with specific powers, signed in one's own hand, with a notarized signature, or electronically, using ICP-Brasil certification; e
(ii)	Identity card and CPF of the attorney.

Legal Entity:

(i)	Power of attorney with specific powers, signed in one's own hand, with a notarized signature, or electronically, using ICP-Brasil certification;
(ii)	Latest bylaws or consolidated articles of association and corporate acts that prove the legal representation of the legal entity shareholder or, if an investment fund, the bylaws or consolidated articles of association of its administrator or manager, as the case may be, the corporate documents that prove the powers of representation of the administrator or manager and the current regulations of the investment fund; e
(iii)	Identity card and CPF of the attorney.

Representative of Legal Entity Shareholder/Investment Fund:

(i)	Latest bylaws or consolidated articles of association and corporate acts that prove the legal representation of the legal entity shareholder or, if an investment fund, the bylaws or consolidated articles of association of its administrator or manager, as the case may be, the corporate documents that prove the powers of representation of the administrator or manager and the current regulations of the investment fund; e

(ii)	Identity card and CPF of the legal representative.

III.	Distance Voting Form: Shareholders who, pursuant to CVM Resolution No. 81/2022, choose to exercise their voting rights through the Distance Voting Form, may choose to send the Distance Voting Form through the following channels:

i.	Through service providers (custodians): The Shareholder shall transmit its voting instructions to the respective custody agents, subject to the rules and procedures established by them. The custody agents, in turn, will forward the voting instructions to the Central Depository of B3, as applicable. To this end, shareholders must contact their custody agents or the B3 Central Depository, in order to verify the procedures for issuing voting instructions via the ballot, as well as the documents and information required by them for this purpose.

ii.	Through the bookkeeping institution of the Company's shares: The Shareholder must go to any branch of Banco Bradesco, with an identification document or legal representation.

The list of available agencies can be found on the website www.bradesco.com.br

Bradesco's Shares and Custody Department is available to shareholders for further clarification and assistance through the channels indicated below:

Email: bcsf.escrituracao@bradesco.com.br

Phone: 0800 701 1616

iii.	Directly to the Company: The shareholder who chooses to send the Distance Voting Ballot directly to the Company must forward the ballot duly completed, initialed and signed, accompanied by the documentation indicated below, as the case may be, and simple copies of the documents are allowed, except for the form of signature of the ballot paper:

•	Individual shareholder: official identification document with photo;
•	Legal entity shareholder: official identification document with photo of the legal representative(s), latest consolidated Bylaws or Articles of Association and documents proving the powers of representation (minutes of election and/or power of attorney);

•	Investment funds: official identification document with photo of the legal representative(s) of the administrator or manager, as the case may be, the fund's last consolidated regulation, the administrator's Bylaws or Articles of Association and documents proving the powers of representation (minutes of election and/or power of attorney).

The bulletin must be signed: (a) digitally, with an ICPBrasil certificate, when sent electronically; or (b) physically, with notarization, when sent physically.

The shareholder who chooses to send the ballot paper directly to the Company may do so: (i) by electronic means, by sending the ballot paper and the applicable documentation to the address ri@timbrasil.com.br; or (ii) by physical means, by sending it to the following address: TIM S.A., to the attention of the Investor Relations Officer, Mr. Vicente de Moraes Ferreira, Avenida João Cabral de Mello Neto, nº 850, Torre Sul, 10th floor, Barra da Tijuca, City and State of Rio de Janeiro.

Once the referred documents are received directly by the Company, the Company will notify the shareholder of their receipt and acceptance or not, pursuant to CVM Resolution No. 81/2022, as amended.

Except for the exception provided for in CVM Resolution No. 81/2022, if there is a discrepancy between any remote voting ballot received directly by the Company and the voting instruction contained in the consolidated voting map sent by the central depositary in relation to the same CPF or CNPJ registration number, the voting instruction contained in the voting map will prevail, and the bulletin received directly by the Company must be disregarded.

In any case, the Distance Voting Ballot must be received within four (4) days before the General Meeting, that is, by March 27, 2026.

6. Links of Interest

INVESTOR RELATIONS WEBSITE:

https://ri.tim.com.br/

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS:

www.cvm.gov.br

www.sec.gov

https://ri.tim.com.br/

CALL NOTICE:

www.cvm.gov.br

www.sec.gov

https://ri.tim.com.br/

MANAGEMENT PROPOSAL:

www.cvm.gov.br

www.sec.gov

https://ri.tim.com.br/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 25, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer